Exhibit 99.1

Cellebrite Announces Second Quarter 2022 Results

ARR of $214 million, up 35% year-over-year

Second Quarter revenue of $62.6 million, Increase 6% year-over-year

PETAH TIKVA, ISRAEL, and TYSONS CORNER, VA, August 11, 2022 – Cellebrite (NASDAQ: CLBT), a global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three and six months ending June 30, 2022.

“We continue to see a healthy market in adoption of digital intelligence solutions. This enabled us to continue delivering robust ARR growth and consistent high retention rates,” said Yossi Carmil, Cellebrite’s CEO. “Yet, revenues in the second quarter of the year were lower than expected mainly due to some longer sales cycles that impacted our ability to close some larger deals in the timeframe anticipated; the faster than planned transition from perpetual to subscription which resulted in a short-term impact to our results, but ultimately creates a potential long-term incentive to increase customer spending; as well as a some hiring issues in our go-to-market organization which have been properly addressed. We therefore decided to recalibrate our expectations for the second half of 2022 to a level that reflects the internal initiatives we are undertaking. This recalibration has no impact on our long-term view of our business. The need to address the massive growth in digital evidence and to modernize the investigation process, combined with our commitment to continue to provide law enforcement agencies with the broadest, deepest and most innovative Digital Intelligence suite of solutions, gives us confidence in our long-term success, growth and profitability”, Carmil concluded.

Second Quarter Financial Highlights

●	Revenue of $62.6 million, up 6% year-over-year, of which subscription revenue was $49.8 million, up 20% year-over-year

●	Annual Recurring Revenue (ARR) of $214 million, up 35% year-over-year

●	Recurring revenue dollar-based net retention rate of 128%

●	GAAP gross profit and gross margin of $49.5 million and 79.1%, respectively

●	GAAP net income of $33.2 million; Non-GAAP net loss of $0.03 million

●	GAAP Diluted EPS of $0.17; Non-GAAP Diluted EPS of $)0.0001)

●	Adjusted EBITDA and Adjusted EBITDA margin of $0.7 million and 1%, respectively

Second Quarter and Recent Digital Intelligence Highlights

●	Closed 29 deals valued at $500,000 or more.

●	Launched the SaaS-based version of Cellebrite Premium, and signed a 7-figure deal with a US State police force. As a cloud-based flexible license, this new product release is expected to enable law enforcement agencies of all sizes to benefit from Cellebrite’s cutting-edge technology.

●	Launched Physical Analyzer Ultra Series, transforming Physical Analyzer’s data processing, reporting and capabilities to further empower investigators to uncover key pieces of case-relevant digital evidence and make more efficient and insightful investigative decisions.

●	Recognized as a leader in the inaugural IDC MarketScape: Worldwide Digital Forensics in Public Safety assessment. This is a key part of the Company’s overall Digital Intelligence offering, and Cellebrite was praised for its cutting-edge solutions paired with end-to-end investigative workflow innovation.

●	Partnered with Chainalysis, a leading blockchain data platform, to enable customers to easily identify and assess criminal activity involving cryptocurrency during digital investigations. The integrated solution will provide automated, efficient capabilities and knowledge to identify and assess cryptocurrency risks and correlate such information to additional elements of a related case, to expedite case resolution.

Supplemental financial information can be found on the Investor Relations section of our website at
 https://investors.cellebrite.com/financial-information/quarterly-results

Financial Outlook

“We are pleased with the accelerated adoption of our subscription model which generated a 20% year-over-year subscription revenue growth in Q2, and are updating our forecasts to reflect the variance this acceleration creates between ARR and revenue growth” said Dana Gerner, Chief Financial Officer of Cellebrite.

●	Full year 2022 revenue is expected to be between $270 and $285 million, representing 10-16% year on year growth, compared with $285 to $300 million previously.

●	December 2022 ARR is expected to be between $245 and $260 million, representing 31-39% year on year growth, compared with $250 and $265 million previously.

●	Full year 2022 Adjusted EBITDA is expected to be between $20 and $27 million, representing a 7-9% margin, compared with $39 and $44 million previously.

“We are focused on optimizing our spend for efficiency while supporting our go-to-market efforts and ongoing commitment to product innovation. We are committed to responsibly supporting both growth and profitability, and continue to expect profitability to expand in the second half of the year,” Gerner concluded.

Conference Call Information

Today, August 11, 2022, at 8:30 a.m. ET, Cellebrite will host a conference call and webcast to discuss the Company’s financial results for the second quarter 2022. The call details are below:

Telephone participants are advised to register in advance at:

https://register.vevent.com/register/BI90711c1a1a8c4d6d8d7487d0eec649e8

Upon registration, participants will receive a confirmation email detailing how to join the conference call, including the dial-in number and a unique registrant ID.

The live conference call will be webcast in listen-only mode at: https://edge.media-server.com/mmc/p/smmox4u4

The webcast will remain available after the call at: https://investors.cellebrite.com/events-presentations.

Investor Conferences Schedule:

Cellebrite management is scheduled to participate in the following events:

●	Jefferies Israel Tech Trek 2022 - September 22, 2022

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP net income (loss), non-GAAP operating (loss) income and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period and offers investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax (income) expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Term-based license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer annual recurring revenue by base revenue. We define base revenue as annual recurring revenue we recognized from all customers with a valid license at the end of the equivalent quarter of the previous year. We define our customer revenue as the annual recurring revenue we recognized on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

About Cellebrite

Cellebrite’s (NASDAQ: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com.

Caution About Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Cellebrite are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: if we do not continue to develop technologically advanced solutions and successfully integrate with the software solutions used by our customers, our future revenue and operating results may be negatively affected; we are materially dependent on acceptance of our solutions by law enforcement markets and government agencies, both domestic and international. If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected; real or perceived errors, failures, defects or bugs in our DI solutions could adversely affect our results of operations, growth prospects and reputation; a failure to maintain sales and marketing personnel productivity or hire, integrate and retain additional sales and marketing personnel could adversely affect our results of operations and growth prospects; the global COVID-19 pandemic could negatively impact our business, installations, trainings, and general operations; current and future competitors could have a significant impact on our ability to generate future revenue and profits; we face intense competition and could face pricing pressure from, and lose market share to, our competitors, which would adversely affect our business, financial condition, and results of operations; if our solutions are inadvertently or deliberately misused by customers, such customers may achieve sub-optimal results, which could lead to the perception that our solutions are low-quality; our reputation and brand are important to our success, and we may not be able to maintain and enhance our reputation and brand, which would adversely affect our business, financial condition, and results of operations; the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; changes to our packaging and licensing models could adversely affect our ability to attract or retain customers; if we fail to manage future growth effectively, our business could be harmed; our future growth depends in part on our ability to introduce new solutions and add-ons and our failure to do so may harm business and operating results; issues in the use of artificial intelligence (“AI”) (including machine learning) in our platform may result in reputational harm or liability; we may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all; higher costs or unavailability of materials used to create hardware could adversely affect our financial results; fluctuations in foreign currency exchange rates could materially affect our financial results; the sales cycle for some of our solutions can be lengthy; if we are unable to retain qualified personnel and senior management and hire and retain additional qualified personnel, our business could suffer; the security of our operations and the integrity of our software solutions are critical to our operations and to maintaining the trust and confidence of our customers; our sales to government customers expose us to business volatility and risks, including government budgeting cycles and appropriations, early termination, audits, investigations, sanctions and penalties; evolving government procurement policies and increased emphasis on cost over performance could adversely affect our business; changes in civil forfeiture laws may affect our customers’ ability to purchase our solutions; failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business; some of our software and systems contain open source software, which may pose particular risks to our proprietary software and information technology systems; other companies may claim that we infringe their intellectual property, which could materially increase costs and materially harm our ability to generate future revenue and profits; certain of our solutions may be perceived as, or determined by the courts to be, a violation of privacy rights and related laws. Any such perception or determination could adversely affect our revenue and results of operations; some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations; we occasionally have limited access to third party data, and if our security measures are breached and unauthorized access to this data is obtained, our systems, data centers and our solutions may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities; our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business; we may in the future become involved in legal, regulatory, or administrative inquiries and proceedings, and unfavorable outcomes in litigation or other of these matters could negatively impact our business, financial conditions, and results of operations; we are subject to Israeli encryption laws and governmental trade controls, including export and regulations, and any non-compliance with these laws could negatively impact our operating results; a variety of new and existing laws and/or interpretations could materially and adversely affect our business; failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments; Conditions in Israel could materially and adversely affect our business; it may be difficult to enforce a U.S. judgment against us, our officers and directors or the experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors or experts; we are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines, harm and reputation, and adversely affect our business, financial condition, results of operations, and growth prospects; and other factors, risks and uncertainties set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Annual Report on form 20-F filed with the SEC on March 29, 2022 , as amended on April 14, 2022 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. Further information on potential risks that could affect actual results will be included in the subsequent filings that Cellebrite makes with the SEC from time to time. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors

Anat Earon-Heilborn

VP Investor Relations

+972 73 394 8440

investors@cellebrite.com

Media

Victor Cooper

Public Relations and Corporate Communications Director

+1 404 804 5910

Victor.cooper@cellebrite.com

Cellebrite DI Ltd.

Second Quarter 2022 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	62,573	59,168	124,958	112,451
Gross profit	49,475	49,100	100,877	94,184
Gross margin	79.1%	83.0%	80.7%	83.8%
Operating (loss) income	(5,599)	8,221	(7,545)	12,608
Operating margin	(8.9)%	13.9%	(6.0)%	11.2%
Cash flow from operations	(4,073)	13,942	(14,610)	13,818

Non-GAAP Financial Data:
Operating (loss) income	(936)	11,456	1,698	21,651
Operating margin	(1.5)%	19.4%	1.4%	19.3%
Adjusted EBITDA	657	12,719	4,739	24,007
Adjusted EBITDA margin	1.0%	21.5%	3.8%	21.3%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$89,181	$145,973
Marketable securities	32,435	—
Short-term deposits	18,394	35,592
Trade receivables (net of allowance for doubtful accounts of $1,500 and $1,040 as of June 30, 2022 and December 31, 2021, respectively)	66,746	67,505
Prepaid expenses and other current assets	11,665	12,818
Contract acquisition costs	4,601	4,813
Inventories	8,116	6,511
Total current assets	231,138	273,212

Non-current assets
Other non-current assets	1,826	1,958
Marketable securities	25,335	—
Deferred tax assets, net	12,038	9,800
Property and equipment, net	17,775	16,756
Intangible assets, net	9,901	11,228
Goodwill	26,829	26,829
Total non-current assets	93,704	66,571

Total assets	$324,842	$339,783

Liabilities and shareholders’ equity (deficiency)

Current Liabilities
Trade payables	$3,775	$9,546
Other accounts payable and accrued expenses	47,453	54,044
Deferred revenues	121,645	122,983
Total current liabilities	172,873	186,573

Long-term liabilities
Other long term liabilities	6,580	9,537
Deferred revenues	35,476	36,426
Restricted Sponsor Shares liability	22,600	44,712
Price Adjustment Shares liability	37,798	79,404
Derivative warrant liabilities	25,457	56,478
Total long-term liabilities	127,911	226,557

Total liabilities	$300,784	$413,130

Shareholders’ equity (deficiency)
Share capital	*)	*)
Additional paid-in capital	(141,921)	(153,072)
Treasury stock, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	(1,009)	1,372
Retained earnings	167,073	78,438
Total shareholders’ equity (deficiency)	24,058	(73,347)

Total liabilities and shareholders’ equity (deficiency)	$324,842	$339,783

*) Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Subscription services	$36,446	$29,870	$70,387	$58,844
Term-license	13,395	11,588	27,653	23,135
Total subscription	49,841	41,458	98,040	81,979
Perpetual license and other	4,200	10,382	10,300	18,125
Professional services	8,532	7,328	16,618	12,347
Total revenue	62,573	59,168	124,958	112,451

Cost of revenue:
Subscription services	4,576	2,192	8,112	4,674
Term-license	178	538	368	895
Total subscription	4,754	2,730	8,480	5,569
Perpetual license and other	3,256	1,816	5,498	2,876
Professional services	5,088	5,522	10,103	9,822
Total cost of revenue	13,098	10,068	24,081	18,267

Gross profit	$49,475	$49,100	$100,877	$94,184

Operating expenses:
Research and development	19,675	15,388	39,251	30,281
Sales and marketing	24,892	18,509	48,151	35,027
General and administrative	10,507	6,982	21,020	16,268
Total operating expenses	$55,074	$40,879	$108,422	$81,576

Operating (loss) income	$(5,599)	$8,221	$(7,545)	$12,608
Financial income, net	38,466	496	94,866	862
Income before tax	32,867	8,717	87,321	13,470
Tax (income) expense	(330)	921	(1,314)	2,084
Net income	$33,197	$7,796	$88,635	$11,386

Earnings per share:
Basic	$0.18	$0.03	$0.47	$0.03
Diluted	$0.17	$0.02	$0.44	$0.02

Weighted average shares outstanding:
Basic	181,907,435	125,404,745	181,217,005	125,106,697
Diluted	192,133,157	125,404,745	194,355,966	125,106,697

Other comprehensive income:
Unrealized (loss) gain on hedging transactions	(1,757)	120	(2,907)	(1,266)
Unrealized loss on Marketable securities	(237)	—	(286)	—
Currency translation adjustments	410	(407)	812	55
Total other comprehensive loss, net of tax	(1,584)	(287)	(2,381)	(1,211)
Total other comprehensive income	$31,613	$7,509	$86,254	$10,175

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flow from operating activities:

Net income	$33,197	$7,796	$88,635	$11,386
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation and RSU’s	3,605	1,703	6,463	3,402
Amortization of premium, discount and accrued interest on marketable securities	(55)	—	(38)	—
Depreciation and amortization	2,257	1,699	4,369	3,180
Interest income from short term deposits (*)	(137)	(148)	(199)	(489)
Deferred income taxes	(918)	134	(1,842)	(569)
Remeasurement of derivative warrants	(13,938)	—	(31,021)	—
Remeasurement of Restricted Sponsor Shares liability	(8,606)	—	(22,112)	—
Remeasurement of Price Adjustment Shares liability	(15,847)	—	(41,606)	—
(Increase) decrease in trade receivables	(7,765)	7,472	(750)	13,709
Increase (decrease) in deferred revenue	7,858	(3,940)	1,942	(2,692)
Decrease (increase) in other non-current assets	166	(2,559)	133	(4,308)
Decrease (Increase) in prepaid expenses and other current assets	180	(3,149)	930	(5,158)
(Increase) decrease in inventories	(274)	15	(1,621)	(123)
Decrease in trade payables	(5,421)	(235)	(5,773)	(294)
Increase (decrease) in other accounts payable and accrued expenses	1,922	4,954	(9,163)	(4,570)
(Decrease) increase in other long-term liabilities	(297)	200	(2,957)	344
Net cash (used in) provided by operating activities	(4,073)	13,942	(14,610)	13,818

Cash flows from investing activities:

Purchases of property and equipment	(1,571)	(1,546)	(3,876)	(2,854)
Investment in marketable securities	(33,913)	—	(63,189)	—
Proceed from marketable securities	5,172	—	5,172	—
Assets acquisition	—	(3,000)	—	(3,000)
Short term deposits, net (*)	(784)	21,720	17,397	29,569
Net cash (used in) provided by investing activities	(31,096)	17,174	(44,496)	23,715

Cash flows from financing activities:

Exercise of options to shares	1,060	187	4,687	187
Net cash provided by financing activities	1,060	187	4,687	187

Net (decrease) increase in cash and cash equivalents	(34,109)	31,303	(54,419)	37,720
Net effect of Currency Translation on cash and cash equivalents	(2,429)	125	(2,373)	(173)
Cash and cash equivalents at beginning of period	125,719	139,965	145,973	133,846
Cash and cash equivalents at end of period	$89,181	$171,393	$89,181	$171,393
Supplemental cash flow information:
Income taxes paid	2,602	2,254	3,889	5,661
Non-cash activities
Purchase of property and equipment	88	19	221	184

*) Reclassification

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Operating (loss) income	$(5,599)	$8,221	$(7,545)	$12,608
Share based compensation	3,605	1,703	6,463	3,402
Amortization of intangible assets	664	436	1,328	824
Acquisition related costs	394	1,096	1,452	4,817
Non-GAAP operating (loss) income	$(936)	$11,456	$1,698	$21,651

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$33,197	$7,796	$88,635	$11,386
One time tax income	—	—	(1,825)	—
Share based compensation	3,605	1,703	6,463	3,402
Amortization of intangible assets	664	436	1,328	824
Acquisition related costs	394	1,096	1,452	4,817
Tax expense (income)	506	(154)	81	(958)
Finance income from financial derivatives	(38,391)	—	(94,739)	—
Non-GAAP net (loss) income	$(25)	$10,877	$1,395	$19,471

Non-GAAP (loss) Earnings per share:
Basic	$(0.0001)	$0.09	$0.01	$0.16
Diluted	$(0.0001)	$0.09	$0.01	$0.16

Weighted average shares outstanding:
Basic	181,907,435	125,404,745	181,217,005	125,106,697
Diluted	192,133,157	125,404,745	194,355,966	125,106,697

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$33,197	$7,796	$88,635	$11,386
Financial income, net	(38,466)	(496)	(94,866)	(862)
Tax (income) expense	(330)	921	(1,314)	2,084
Share based compensation	3,605	1,703	6,463	3,402
Amortization of intangible assets	664	436	1,328	824
Acquisition related costs	394	1,096	1,452	4,817
Depreciation expenses	1,593	1,263	3,041	2,356
Adjusted EBITDA	$657	$12,719	$4,739	$24,007